Filed by: Gold Royalty Corp. Commission File Number: 001-40099 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Elemental Royalties Corp.

FOR IMMEDIATE RELEASE

Gold Royalty Commences Formal Offer to Acquire Elemental Royalties Corp.

●	Gold Royalty’s offer presents a significant upfront premium to Elemental’s shareholders
●	The combination of Gold Royalty and Elemental will create a sector-leading portfolio of 200 strategic royalties
●	Elemental shareholders who have questions or need assistance tendering their shares can contact Laurel Hill Advisory Group at 1-877-452-7184 or by e-mail at assistance@laurelhill.com

Vancouver, British Columbia – January 11, 2022 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty”, the “Offeror”, or the “Company”) announced today that, further to its news release dated December 20, 2021, it has formally commenced its offer (the “Offer”) to acquire all of the outstanding common shares (the “Elemental Shares”) of Elemental Royalties Corp. (TSX-V: ELE) (“Elemental”), together with the associated rights (the “SRP Rights”) under Elemental’s shareholder rights plan dated December 30, 2021. The Offer is open for acceptance until 5:00 p.m. (Toronto time) on April 27, 2022. Subject to applicable securities laws, the deposit period may be extended, or in certain circumstances reduced, by Gold Royalty.

The Consideration

Under the terms of the Offer, Elemental shareholders will receive 0.27 common shares of Gold Royalty (the “Gold Royalty Shares”) in exchange for each Elemental Share, together with the associated SRP Right. The Offer values Elemental at C$1.78 per share and represents a premium of 37% to Elemental shareholders based upon the closing prices of the Elemental Shares on the TSX Venture Exchange and the Gold Royalty Shares on the NYSE American on December 17, 2021, being the trading day immediately prior to the announcement on December 20, 2021 of Gold Royalty’s intention to acquire Elemental. The Offer implies a total equity value for Elemental of approximately C$130 million on a fully diluted, in-the-money basis, and Elemental shareholders are expected to own approximately 12% of the combined entity upon completion of the transaction.

Investor Call

Gold Royalty will hold an investor call on Wednesday January 12, 2022 at 11:00 a.m. EST / 8:00 a.m. PST discuss the Offer and respond to questions. Elemental shareholders and other interested parties are invited to participate via live webcast or telephone. To participate in the live webcast and to view the accompanying presentation materials, please log into https://produceredition.webcasts.com/starthere.jsp?ei=1522894&tp_key=edd5c55138 immediately prior to the presentation. To join the teleconference, please call 888-220-8451 toll-free from North America, 647-484-0475 from Toronto (Local), or 604-449-6049 from Vancouver (Local). Elemental shareholders and other interested parties can submit questions ahead of the investor call by e-mailing their questions to assistance@laurelhill.com.

Financial and Strategic Benefits of the Offer

●	Significant Upfront Premium to Elemental Shareholders. The Offer represents a 37% premium to Elemental shareholders based on the closing prices of each of the Offeror’s and Elemental’s shares on December 17, 2021. The Offer implies consideration of C$1.78 per share, which exceeds Elemental’s 2021 peak share price.

●	The Combination of Gold Royalty and Elemental will create a Sector-Leading Portfolio of 200 Strategic Royalties. The combined entity will have a balanced portfolio of cash flowing, development and exploration royalty assets owned by premier operating partners and located in Tier 1 mining jurisdictions. This provides Elemental shareholders with ownership in a larger, more diversified, higher quality portfolio of royalty assets anchored by cornerstone royalties on portions of the Canadian Malartic Property (Québec, Canada), Fenelon Gold Property (Québec, Canada) and Karlawinda Gold Project (Australia). In addition, the portfolio’s peer-leading near-term growth profile will be further complemented by a deep development and exploration pipeline, including Gold Royalty’s royalty on REN (Nevada, USA), Gold Royalty’s royalty generator model and future acquisitions.

●	Enhanced Trading Liquidity. Gold Royalty averaged approximately US$3.2 million of daily trading liquidity over the six months ended December 17, 2021, as compared to approximately US$62 thousand for Elemental over the same period. A combination with Gold Royalty is expected to allow Elemental shareholders to realize an immediate premium in a more liquid vehicle.

●	Strong Balance Sheet and Access to Capital. Gold Royalty currently has approximately US$37 million in cash and marketable securities and no debt. With an oversubscribed US$90 million initial public offering in March 2021, Gold Royalty has demonstrated the ability to access capital markets at an attractive cost of capital, providing the combined company with the critical mass to drive continued growth through acquisition.

●	Management Track Record in Maximizing Shareholder Value. Gold Royalty has a management team with deep mining and capital markets expertise and an established track record of success in the royalty and mining industry. The Gold Royalty management team has demonstrated its ability, through the recent acquisitions of Ely Gold, Abitibi Royalties and Golden Valley, to successfully execute transformative acquisitions in an increasingly competitive market.

●	Clear Path to Re–rate Through Increased Scale, Asset Quality and Precious Metals Focus. In combination with Elemental, Gold Royalty will be strategically positioned as a preeminent intermediate gold royalty company. In addition to the upfront premium, Elemental shareholders may benefit from a potential valuation re-rating as a result of the combined company’s increased scale, portfolio diversification, trading liquidity, index inclusion within the GDXJ, and the potential for future growth both organically and through acquisition.

The offer to purchase and take-over bid circular and related offer documents (the “Offer Documents”) are being mailed to Elemental shareholders and will be filed today with the Canadian and United States securities regulators and will be available on Gold Royalty’s website for the Offer at https://www.goldroyalty.com/elemental-offer/, under Elemental’s SEDAR profile at www.sedar.com, and in the United States under Gold Royalty’s profile on EDGAR at www.sec.gov.

A shareholder depositing Elemental Shares will be deemed to have deposited all SRP Rights associated with such Elemental Shares. No additional payment will be made for the SRP Rights, and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

Conditions to the Offer

The Offer is subject to certain conditions, including, among other things: (i) there having been validly deposited pursuant to the Offer and not withdrawn at the expiry time that number of Elemental Shares, together with the associated SRP Rights, which constitutes more than 50% of the Elemental Shares outstanding, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by Gold Royalty or by any persons acting jointly or in concert with the Offeror, if any. This condition cannot be waived by Gold Royalty; (ii) there having been validly deposited under the Offer and not withdrawn, at or prior to the expiry time, such number of Elemental Shares, together with the associated SRP Rights, that, together with the Elemental Shares held by Gold Royalty and its affiliates, represents not less than 66 2/3% of the total number of outstanding Elemental Shares, calculated on a fully diluted basis; (iii) Gold Royalty having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a material adverse effect; and (iv) certain regulatory approvals having been obtained and/or waiting periods expired.

The Offer is subject to certain other conditions in addition to those listed above. A more detailed discussion of the conditions to the consummation of the Offer can be found in the Offer Documents.

The Offer is not subject to the approval of the Offeror’s shareholders and is not subject to any financing or due diligence conditions.

Additional Information

Gold Royalty encourages securityholders of Elemental to read the full details of the Offer set forth in the Offer Documents which contains the full terms and conditions of the Offer and other important information, including detailed instructions on how Elemental shareholders can tender their Elemental Shares to the Offer. For assistance in depositing Elemental Shares to the Offer, Elemental shareholders should contact the Information Agent, Laurel Hill Advisory Group, who can be contacted at 1-877-452-7184 toll free in North America or at 1-416-304-0211 outside of North America or by e-mail at assistance@laurelhill.com.

Advisors

Gold Royalty has engaged CIBC World Markets Inc. to act as its financial advisor in connection with the Offer and has engaged Sangra Moller LLP to act as its legal advisor in Canada and Haynes and Boone LLP to act as its legal advisor in the United States.

Laurel Hill Advisory Group has been engaged by Gold Royalty to act as its information agent, depositary and strategic communications advisor in connection with the Offer.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For Elemental shareholders who have questions or require additional information, please contact:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)

E-mail: assistance@laurelhill.com

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer is being made solely by, and subject to the terms and conditions set out in the Offer Documents.

Notice to U.S. Elemental Shareholders

The offer and sale of the Gold Royalty Shares in the Offer is subject to a registration statement on Form F-4 (the “Registration Statement”) of Gold Royalty covering such offer and sale that has been filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such Registration Statement includes various documents related to such offer and sale, including a prospectus relating to the Offer. INVESTORS AND SHAREHOLDERS OF ELEMENTAL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Gold Royalty or such transaction involving the issuance of the Gold Royalty Shares at the SEC’s website (www.sec.gov) under Gold Royalty’s issuer profile, or on request without charge from Gold Royalty, at 1830-1030 West Georgia Street, Vancouver, B.C. V6E 2Y3 or by telephone at 1 (833) 396-3066.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and take-over bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards, and they may not be directly comparable to financial statements of United States companies.

Shareholders of Elemental should be aware that owning Gold Royalty Shares may subject them to tax consequences both in the United States and in Canada. The Offer Documents may not describe these tax consequences fully. Elemental shareholders should read any tax discussion in the Offer Documents, and holders of Elemental Shares are urged to consult their tax advisors.

An Elemental shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Gold Royalty is incorporated in Canada, some or all of Gold Royalty’s officers and directors and some or all of the experts named in the Offer Documents reside outside of the United States, and a substantial portion of Gold Royalty’s assets and of the assets of such persons are located outside the United States. Elemental shareholders in the United States may not be able to sue Gold Royalty or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE GOLD ROYALTY SHARES OFFERED IN THE OFFERING RELATED DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING RELATED DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

Cautionary Statement on Forward-Looking Information

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, the satisfaction of the conditions of the Offer; the anticipated timing, benefits and effects of the completion of the Offer and expectations regarding the combined portfolios of the companies and their future cash flow generation, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments; and the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses and the other important risks and uncertainties set out in the Offer Documents, Gold Royalty’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other public filings available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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